Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Number 333-196886
January 22, 2015

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

On January 8, 2015, the video recording of an interview given by C. Allan Swaringen, the President and Chief Executive Officer of Jones Lang LaSalle Income Property Trust, Inc. (which we refer to herein as “our company” and, together with our company’s subsidiaries, “we,” “our,” and “us”), was posted on WealthManagement.com, a financial news and investment management website. We became aware that the video recording of the interview had been posted on WealthManagement.com on January 8, 2015. A transcript of the video recording of the interview, which was posted on WealthManagement.com in two parts, is set forth below. Also set forth below are certain clarifications with respect to statements made in the interview.

WealthManagment.com is not affiliated with our company and neither our company nor any of our affiliates has made any payment or given any consideration in connection with the interview or any other matter published or made available by WealthManagment.com. The interview should not be considered offering material in connection with our continuous public offering of common stock. Statements made in the interview by the interviewer, Rich Santos, represent Mr. Santos’ opinions and are not endorsed or adopted by our company.

Transcript of Interview

Part 1: C. Allan Swaringen, President and CEO of JLL Income Property Trust, discusses the root causes of the strong interest in commercial real estate in 2014 and trends to watch for 2015.

Interviewer: Hi, I am Rich Santos, Group Publisher for Rep Trusted Estates, National Real Estate Investor, and WealthManagement.com. With me today is Allan Swaringen. Allan is the CEO of JLL Income Property Trust. Thank you for coming in, Allan.

Mr. Swaringen: Rich, I’m really glad to be here.

Interviewer: Delighted, so I’ve got a few questions, let’s get right to it. So last year investors demonstrated a pretty healthy appetite for commercial real estate. What do you think was the driving factor behind that and secondly, what do you think is going to happen in 2015?

Mr. Swaringen: Great. Rich, I think a number of factors are driving this strong interest in commercial real estate. First off, coming out of the global financial crisis, investors came to realize that when you hit that sort of depth of recession there is no place to hide and I think they really understand better now and are focused on diversifying their portfolios.

Interviewer: Okay.

Mr. Swaringen: And the other nice thing about commercial real estate is 70% of the returns from real estate in the last 15 years have come in the form of income. Most real estate owned is kind of a dividend paying stock, whether its listed REITs or non-listed REITs like our offering, and investors are looking for income. Yields on fixed income are lower than they’ve ever been and real estate has got a healthy kind of risk adjusted return just from the income component.

Interviewer: So what were the healthy sectors last year? And do we expect them to remain healthy going into 2015?

Mr. Swaringen: There are a lot of ways to play real estate. You can do it from the debt side, you can do it from the equity side, you can do it in the listed format and the non-listed format. We’re seeing all market, all property sectors actually performing very, very well. The property sectors we like the most right now, mainly because of our income bias, are very kind of boring and traditional grocery anchored shopping centers that are supported by the local demographics. We like big bulk distribution warehouses in about 25 markets, not everywhere, but in about 25 markets across the country. The other thing we’re doing with our portfolio is this year in 2015 we’re going to add some apartments because apartments give your growth. Grocery anchored shopping centers and warehouses they kind of give you your income, but they are typically long leases whereas apartments, shorter leases, in a rising inflationary environment, you have the opportunity to grow your rents.

Interviewer: That’s a strong market right now.

Mr. Swaringen: It is. The apartment market is very, very strong coming out of the housing crisis. Apartments are very, very strong.

Interviewer: I also see from a personal standpoint, I see industrial getting stronger with the widening of the Panama Canal especially around the port city areas.

Mr. Swaringen: We’re seeing strong growth in industrial internet sales, kind of web sales are driving completely different demands for how manufacturers and retailers distribute their goods, so we’re very bullish on the industrial sectors.

Part 2: C. Allan Swaringen, President and CEO of JLL Income Property Trust, discusses the firm's strategies in focusing on private client investors and educating financial advisors on commercial real estate investment opportunities.

Interviewer: JLL Income Property Trust is sponsored by LaSalle Investment Management which is traditionally an institutional firm. Why is LaSalle focusing on intermediaries and their clients, the individual investors?

Mr. Swaringen: Yeah, we as a firm have been investing on behalf of the largest most sophisticated real estate investors in the world for the last 30 years, the largest pension funds, foundations, endowments, we are in New York, the New York Commons, the New York state teachers but also the Calpers, Calsters. Most of those folks have had meaningful allocations to real estate for years. I am talking 8-12% allocations. The private client though, the individual investor being advised by their advisor, typically has had a less than 2% allocation to all alternatives. Not just real estate, but all alternatives and so we see a great big growth opportunity as investors, as individual investors understand the benefits of alternative investments, and also within that space, understand the benefits of commercial real estate. And I am going to get back to that income thing because investors, the baby boomers, and rich folks our age we are looking for trying to figure out well I have developed this store of wealth but how do I live off it for the next 10, 15, 20 years and real estate can provide that ideally stable valuation, lower correlation to the stock market and nice income.

Interviewer: Ok, good Allan. Tell me a little about JLL’s Income Property Trust’s investment strategy for 2015, for this year.

Mr. Swaringen: What we built was a diversified company so currently we own investments around the United States, we own one in Canada, we own all of the four primary property types, and we also own two parking garages. So we’ve got a nice balanced portfolio today.

Interviewer: Where are those two garages? Because if it is in Chicago, parking is very expensive. I would like to get an employee discount.

Mr. Swaringen: Right, we do own a parking garage in Chicago. We actually just bought it three weeks ago.

Interviewer: Congrats.

Mr. Swaringen: We also own a parking garage in South Beach, Miami.

Interviewer: Good location.

Mr. Swaringen: Good location there too. But where we want to kind of move our portfolio a little bit to, we think about our portfolio a lot bit like a stock manager would. There are certain property types and markets we want to underweight and certain property types we want to overweight. Right now we are interested in kind of underweighting our office allocations because it generates less cash flow, shorter leases, a lot of tenant improvements and so less cash flow from office properties. What we like is the opportunity as I mentioned before, in grocery anchored shopping centers, warehouses and apartments for growth.

Interviewer: Ok, before we run out of time, one last question. How will the role of the financial intermediary, the advisor, evolve to meet the demands of commercial real estate this year?

Mr. Swaringen: You know we are spending a lot of time educating, and that is why it is such a great opportunity for us. We are spending a lot of time educating financial advisors just on the case for commercial real estate. Commercial real estate, not commonly understood, it’s actually the third largest basket of the investible universe. So all of the traded fixed income securities, the market cap around that is about $36 trillion. All of the stock market, market cap, the traded stock is about $24 trillion. The investible universe of commercial real estate, just in the United States is $12 trillion. So it’s half the market cap of the equity market, a third of the market cap of the bond market, and as I said before, private clients, individual investors have typically been underexposed for that. So our role, we really believe it’s almost a moral imperative is to educate financial advisors on why they should think about commercial real estate as an investment option.

Interviewer: And hopefully you are going to hear more of that from Allan and JLL Income Property Trust in the future. Allan, thank you for joining me.

Mr. Swaringen: Thanks, Rich.

Clarifications

We believe that the following statements made in the interview are appropriate to clarify:

1.
In the interview Mr. Santos states that JLL Income Property Trust, Inc. is sponsored by LaSalle Investment Management. Our sponsor is Jones Lang LaSalle Incorporated. LaSalle Investment Management, Inc., an affiliate of Jones Lang LaSalle Incorporated, serves as our advisor.

2.
The interview includes the following statement by Mr. Swaringen: “…real estate can provide that ideally stable valuation, lower correlation to the stock market and nice income.” The statement that investments in non-listed REITs such as our company are subject to lower correlation to the stock market should be balanced by disclosure regarding limited liquidity to investors. Although our share repurchase program permits stockholders to request share repurchases on a daily basis and is generally less restrictive than the repurchase programs offered by traditional non-listed REITs, our share repurchase program is still subject to significant limitations, as described in our prospectus. In addition, we have not established a target rate of income or return for our stockholders and, as disclosed in our prospectus, the use of forecasts by us, our affiliates and all participants in our offering is prohibited.

Jones Lang LaSalle Income Property Trust, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents Jones Lang LaSalle Income Property Trust, Inc. has filed with the SEC for more complete information about Jones Lang LaSalle Income Property Trust, Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, Jones Lang LaSalle Income Property Trust, Inc., the dealer manager for Jones Lang LaSalle Income Property Trust, Inc.’s offering or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (855) 652-0277.